PODESTA & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2017

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Podesta & Co. (the "Company") was incorporated in the state of Illinois on October 15, 1982. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and investment advisory services.

Recognition of Revenue - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date. Income from investment advisory fees are generally billed and collected at the beginning of each calendar quarter and recognized over the quarterly period.

Securities Owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company has not experienced any loss in such account.

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PODESTA & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2017

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value certain assets included in receivable from broker/dealer on the statement of financial condition, which consist entirely of securities registered under the Investment Company Act of 1940. In addition, Level 1 inputs have been used to value securities owned, which consist entirely of equity securities.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK

The Company's customers enter into various transactions involving short sales, derivatives and other off-balance-sheet financial instruments, including exchange traded options. These short sales and derivative financial instruments are subject to varying degrees of market and credit risk. However, since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these short sales, derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate the aforementioned transactions, as well as other securities transactions on behalf of its customers, the Company has an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

PODESTA & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2017

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK - *(Continued)*

The Company has a fully disclosed agreement with a Clearing Broker/dealer. The terms of the agreement requires the Company to have a $50,000 deposit with the Clearing Broker/dealer to ensure the Company's performance under the agreement. This amount is included with "Receivable from broker/dealer" on the statement of financial condition. In addition, the Company is restricted from entering into similar agreements except under certain circumstances.

NOTE 4 - LEASE COMMITMENTS

Occupancy - The Company is party to a noncancellable lease agreement for office space that expires September 30, 2020.

Office Equipment – In addition, the Company entered into operating leases for copiers and related services and supplies.

Future minimum lease payments for these leases, exclusive of additional payments which may be required, are as follows:

Year Ended March 31	Occupancy	Copier	Total
2018	$ 75,461	$ 4,596	$ 80,057
2019	81,584	4,596	86,180
2020	83,624	4,596	88,220
2021	42,328	1,532	43,860
Total	$ 282,997	$ 15,320	$ 298,317

The total expenditure for these leases for the year ended March 31, 2017 was $83,958. This amount includes additional charges pursuant to the lease agreements. The net expense for the year was $71,958 which equals the total expenditure less the reimbursements mentioned in Note 5.

NOTE 5 - RELATED PARTY TRANSACTIONS

A related party to one of the Company's shareholders is also the managing member of Pioneer Ventures, a Limited Liability Company. The Company received $12,000 from this entity for office space the Company provided during the year ended March 31, 2017. No written agreement exists between these parties regarding the office space.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at March 31, 2017 are as follows:

Subordinated Loans

4.00%	Due November 30, 2017	$ 50,000
4.00%	Due July 1, 2019	$ 75,000
	Total Subordinated Liabilities	$ 125,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the U.S. Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Both subordinated lenders are related parties of the Company.